Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Announces Positive Final Results of RLF-TD011
Clinical Trial in Epidermolysis Bullosa

GENEVA (NOV. 11, 2024) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select specialty, unmet and rare diseases, today announced positive final results from its proof-of-concept, investigator-initiated clinical trial evaluating RLF-TD011 for the treatment of epidermolysis bullosa (EB), a rare genetic condition characterized by fragile skin and chronic wounds.

The clinical trial evaluated the effects of RLF-TD011 on microbiome diversity in chronic and acute wounds in EB patients, focusing primarily on the most severe forms of the disease (junctional and dystrophic EB). Effective wound healing is crucial for these patients, as their wounds are vulnerable to colonization or infection by pathogenic microorganisms, which can significantly reduce healing rates, increase the risk of sepsis, and lead to other severe complications. In particular, Staphylococcus aureus frequently colonizes EB wounds, where it contributes to chronic inflammation and disrupts the skin microbiome.

The trial successfully met its primary endpoint. After eight weeks of treatment, RLF-TD011 led to a 24% decrease in S. aureus relative abundance (p=0.01), which correlated strongly (rho=0.64) with wound size reduction. Overall, 78% of treated wounds closed during the treatment period.

Microbiome analysis further showed that RLF-TD011 treatment led to a marked increase in alpha diversity, with an increase in beneficial bacteria within the wound microbiome, effectively reducing S. aureus without disrupting beneficial bacteria. Improvements in microbiome diversity persisted through a four-week post-treatment observation period, evidencing RLF-TD011’s durability effect on the wound environment without signs of regression or exacerbation.

“Epidermolysis bullosa is a devastating blistering skin disease that greatly impairs quality of life, particularly from the pain, itch, and risk of infection associated with open wounds. Evidence of reduction in the load of S. aureus and associated improved wound closure highlights the value of use of an antimicrobial spray during wound care,” said Prof. Amy Paller, Principal Investigator of the study and Chair of Dermatology at Northwestern University in Chicago, U.S.

“These findings support the potential of RLF-TD011 to meaningfully advance wound care for patients with epidermolysis bullosa,” commented Giorgio Reiner, chief scientific officer of Relief. “The data demonstrates RLF-TD011’s antimicrobial efficacy, which is critical for infection management in chronic EB wounds, as well as its role in promoting wound healing. This is an important milestone in the development of RLF-TD011 toward regulatory approval. With this data in hand, we plan to consult with the U.S. Food and Drug Administration to finalize our development and regulatory plan.”

Additional information about this investigator-initiated trial is available at ClinicalTrials.gov (NCT05533866).

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ABOUT RLF-TD011

RLF-TD011 is a highly pure, stabilized hypochlorous acid solution developed using Relief’s proprietary TEHCLO™ technology. With strong antimicrobial properties, RLF-TD011 is a sprayable, self-administered solution for targeted wound application while avoiding skin contact and cross-contamination. RLF-TD011 has shown efficacy in accelerating wound closure and reducing infections in certain clinical trials on non-EB wounds. In preliminary cases, EB patients using RLF-TD011 showed improvements in blistering and tissue repair. RLF-TD011 aims to address an unmet need in EB care by efficiently controlling infection and inflammation while reducing antibiotic use and easing the intensive, time-consuming wound care routine required by current treatments. The U.S. Food and Drug Administration granted it orphan drug designation for EB, and Relief plans to seek qualified infectious disease product (QIDP) designation for extended market exclusivity.

ABOUT EPIDERMOLYSIS BULLOSA

Epidermolysis bullosa (EB) is a group of rare, inherited connective tissue disorders characterized by extreme skin fragility, leading to blistering and wounds from minor friction or injury. In severe cases, blisters can develop into chronic wounds or form in internal organs such as the mouth or esophagus, leading to painful wounds, recurrent infections, and a deeply impacted quality of life. EB is classified into several major inherited subtypes, each defined by the depth of blister formation within the skin’s layers: epidermolysis bullosa simplex (EBS), dystrophic epidermolysis bullosa (DEB), junctional epidermolysis bullosa (JEB) and Kindler syndrome (KS). Treatment is intensive and includes wound care, infection prevention, and pain management. Approximately 500,000 individuals worldwide are affected by EB.

ABOUT RELIEF

Relief is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief’s portfolio offers a balanced mix of marketed, revenue-generating products, proprietary, globally patented TEHCLO™ and Physiomimic™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare skin diseases, rare metabolic disorders, and rare respiratory diseases. In addition, Relief is commercializing several legacy products via licensing and distribution partners. Headquartered in Geneva, Relief is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, visit www.relieftherapeutics.com.

CONTACT:

RELIEF THERAPEUTICS Holding SA

Jeremy Meinen

Chief Financial Officer

contact@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, including its ability to achieve its corporate, development and commercial goals, and other factors which could cause the actual results, financial condition, performance or achievements of Relief to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including those described in Relief’s filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could adversely affect Relief. Copies of Relief’s filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief does not undertake any obligation to update the information contained herein, which speaks only as of this date.

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